UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2011

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2011	12-33

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee
of the FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FirstEnergy Corp. Savings Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 18, 2012

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2011	2010
Assets
Investments, at fair value	$2,362,031,310	$2,288,866,738

Receivables:
Accrued interest and dividends	1,847,661	1,893,405
Employer contributions	162,860	18,488,148
Participant contributions	458,792	449,314
Notes receivable from participants	43,564,592	42,899,999
Due from brokers	91,687	26,287
Total receivables	46,125,592	63,757,153
Total assets	2,408,156,902	2,352,623,891

Liabilities
Administrative expenses payable	1,051,033	620,326
Due to brokers	9,199	11,976
Total liabilities	1,060,232	632,302

Net assets reflecting investments at fair value	2,407,096,670	2,351,991,589

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(18,698,745)	(16,447,494)
Net assets available for benefits	$2,388,397,925	$2,335,544,095

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2011

Additions:
Contributions
Employer	$29,938,133
Participant	100,673,430
Total contributions	130,611,563

Investment Income:
Interest and dividends	51,051,044
Net appreciation in fair value of investments	32,561,319
Total investment income	83,612,363

Interest income on notes receivable from participants	2,116,568

Deductions:
Distributions to participants	(160,559,337)
Administrative expenses	(2,927,327)
Total deductions	(163,486,664)

Increase in net assets available for benefits	52,853,830

Net assets available for benefits, beginning of year	2,335,544,095

Net assets available for benefits, end of year	$2,388,397,925

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by ING.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until a contribution rate of 6% is attained. Certain GPU union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA 180 and IBEW 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. During 2010, FirstEnergy made additional discretionary bonus match contributions based on the achievement of certain performance objectives. Effective January 1, 2011, FirstEnergy eliminated future bonus matching contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments
Participants direct the investment of their contributions and account balances into various investment options

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, thirteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the NYSE, ASE or NASDAQ and a wide range of mutual funds.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2011 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value of his or her account, defer payment to a later date but not beyond age 70-1/2 or receive installment payments. In the event of a participant’s death, the participant’s beneficiary may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board amended authoritative accounting guidance regarding fair value measurement. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective for the Plan in 2012 and is not expected to have a material effect on its financial statements.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s interest and dividend income and appreciation (depreciation) of investments (including gains and losses on investments purchased, sold and held during the year) for the year ended December 31, 2011 were as follows:

Interest and dividend income	$51,051,044

Net appreciation (depreciation) in fair value of investments:
Balanced funds	1,190,686
Bond funds	131,452
Domestic stocks	(6,613,956)
FirstEnergy common stock	71,112,535
International stocks	(29,106,405)
Other Investments	(409,730)
Self managed brokerage accounts	(3,743,263)
Net appreciation	32,561,319
Total investment income	$83,612,363

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31:

	2011	2010

FirstEnergy Common Stock
9,737,352 and 9,451,332 shares, respectively	$431,364,715	$349,888,304
Capital Preservation Fund
595,549,787 and 540,565,074 units, respectively	$614,244,798	$557,011,452
SSgA S&P 500 Index Fund
977,130 and 1,033,405 shares, respectively	$259,638,745	$269,069,080
American Funds EuroPacific Growth Fund
3,978,752 and 4,201,909 shares, respectively	$139,614,406	$173,580,860
PIMCO Total Return Fund Institutional Class
16,129,443 and 14,923,962 shares, respectively	$175,327,040	$161,924,983

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2011 and 2010.

There were no changes in valuation methodologies for assets measured at fair value during 2011.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$71,111,887	$—	$71,111,887
Guaranteed investment contracts	—	543,132,911	—	543,132,911
Total Capital Preservation Fund	—	614,244,798	—	614,244,798

Cash and Cash Equivalents	—	5,049,992	—	5,049,992

Common Collective Trusts
Balanced funds	—	223,881,757	—	223,881,757
Cash and cash equivalents	—	(370,734)	—	(370,734)
Domestic stocks	—	386,118,641	—	386,118,641
Total Common Collective Trusts	—	609,629,664	—	609,629,664

FirstEnergy Common Stock	431,364,715	—	—	431,364,715

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	888,261	—	888,261
Domestic stocks	70,469,750	—	—	70,469,750
Other	—	1,315,950	—	1,315,950
Total MidCap Value Index Fund	70,469,750	2,204,211	—	72,673,961

Registered Investment Companies
Balanced funds	66,172,685	—	—	66,172,685
Bond funds	175,327,040	—	—	175,327,040
Domestic stocks	171,011,239	—	—	171,011,239
International stocks	158,311,023	—	—	158,311,023
Total Registered Investment Companies	570,821,987	—	—	570,821,987

Self Managed Brokerage Accounts[1]	—	58,246,193	—	58,246,193

Total investments at fair value	$1,072,656,452	$1,289,374,858	$—	$2,362,031,310

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$9,639,220	$—	$9,639,220
Guaranteed investment contracts	—	547,372,232	—	547,372,232
Total Capital Preservation Fund	—	557,011,452	—	557,011,452

Cash and Cash Equivalents	—	5,389,584	—	5,389,584

Common Collective Trusts
Balanced funds	—	221,970,221	—	221,970,221
Domestic stocks	—	390,871,850	—	390,871,850
Total Common Collective Trusts	—	612,842,071	—	612,842,071

FirstEnergy Common Stock	349,484,452	—	—	349,484,452

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	1,538,804	—	1,538,804
Domestic stocks	73,474,850	—	—	73,474,850
FirstEnergy common stock	403,852	—	—	403,852
Other	—	1,720,070	—	1,720,070
Total MidCap Value Index Fund	73,878,702	3,258,874	—	77,137,576

Registered Investment Companies
Balanced funds	67,475,941	—	—	67,475,941
Bond funds	161,924,983	—	—	161,924,983
Domestic stocks	196,141,393	—	—	196,141,393
International stocks	197,354,785	—	—	197,354,785
Total Registered Investment Companies	622,897,102	—	—	622,897,102

Self Managed Brokerage Accounts[1]	—	64,104,501	—	64,104,501

Total investments at fair value	$1,046,260,256	$1,242,606,482	$—	$2,288,866,738

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

6.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary.

The fair value of the traditional GICs included in the Capital Preservation Fund is calculated under the discounted cash flow method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 1.20% and 2.19% during the years ended December 31, 2011 and 2010, respectively. The crediting interest rates as of December 31, 2011 and 2010 were 2.41% and 2.83%, respectively. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. An application was submitted to the IRS for a revised favorable determination letter and the IRS acknowledged receipt of the application on November 16, 2010. The IRS has neither approved nor denied the application for a revised determination letter.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. The Plan is currently under audit by the IRS for the 2006 Plan year. The IRS has requested an audit extension for the current open Plan years 2005, 2006, 2007 and 2008 with respect to excise taxes and has requested an extension for the current open Plan year of 2008 with respect to income taxes. The Plan Administrator believes that no material adverse adjustments will be required as a result of the audit.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2005.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on a regular basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2011 and 2010, and for the year ended December 31, 2011:

	2011	2010

Net assets available for benefits per the financial statements	$2,388,397,925	$2,335,544,095
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	18,698,745	16,447,494
Net assets available for benefits per Form 5500	$2,407,096,670	$2,351,991,589

Total investment income and interest income
per the financial statements	$85,728,931
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	2,251,251
Investment income per Form 5500	$87,980,182

10.	Subsequent Event

On February 25, 2011, the merger between FirstEnergy and Allegheny Energy, Inc. closed. Subsequent to the merger date, FirstEnergy became the sponsor and Plan Administrator of the Allegheny Energy Employee Stock Ownership and Savings Plan (AYE Plan). The net assets of the AYE Plan in the amount of $745,431,681 were merged into the Plan on April 5, 2012, which included $111,522,739 of FirstEnergy common stock. Each eligible participant in the AYE Plan became eligible to participate in the Plan.

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	State Street STIF	Money Market Fund	**	$5,049,992
*	FirstEnergy Common Stock Fund	FirstEnergy Common Stock	**	431,364,715
*	SSgA S&P 500 Index Fund	S&P 500 Stocks	**	259,638,745
	Fidelity Puritan Fund	Balanced Fund	**	66,172,685
	Selected American Shares D Fund	Large Cap Value Stocks	**	46,971,695
	Artisan Mid Cap Investor Fund	Mid Cap Growth Stocks	**	60,218,273
	DFA U.S. Small Cap Value Portfolio	Small Cap Value Stocks	**	63,821,271
	BlackRock Russell 2000 Growth Fund F	Small Cap Value Stocks	**	33,911,850
	PIMCO Total Return Fund Institutional Class	Bonds	**	175,327,040
	American Funds EuroPacific Growth Fund	International Stocks	**	139,614,406
	BlackRock LifePath Index Retirement Fund J	Blend of Stocks, Fixed Income	**	44,579,784
	BlackRock LifePath Index 2015 Fund J	Blend of Stocks, Fixed Income	**	39,777,588
	BlackRock LifePath Index 2020 Fund J	Blend of Stocks, Fixed Income	**	51,072,322
	BlackRock LifePath Index 2025 Fund J	Blend of Stocks, Fixed Income	**	38,682,329
	BlackRock LifePath Index 2030 Fund J	Blend of Stocks, Fixed Income	**	23,529,747
	BlackRock LifePath Index 2035 Fund J	Blend of Stocks, Fixed Income	**	8,343,760
	BlackRock LifePath Index 2040 Fund J	Blend of Stocks, Fixed Income	**	5,368,872
	BlackRock LifePath Index 2045 Fund J	Blend of Stocks, Fixed Income	**	4,957,727
	BlackRock LifePath Index 2050 Fund J	Blend of Stocks, Fixed Income	**	6,382,898
	BlackRock LifePath Index 2055 Fund J	Blend of Stocks, Fixed Income	**	1,186,730
	Dodge & Cox International Fund	International Stocks	**	18,696,617
	BlackRock Russell 1000 Growth Fund T	Large Cap Growth	**	92,197,312
	Self Managed Brokerage Accounts	Equities, Fixed Income	**	58,246,193
*	Capital Preservation Fund
	State Street STIF	Money Market Fund	**	71,111,887
	Royal Bank of Canada	Synthetic GIC - Single Wrap	**	193,756
	PIMCO Intermediate
	Abbey Nat'l Treasury Serv BK GTD FRN	Cash Equivalent - 2.00%, 2014	**	1,186,858
	Achmea Hypotheekbank NV Gov GTD 144A	Corporate Bond - 3.20%, 2014	**	3,200,928
	AIG Inc	Corporate Bond - 3.65%, 2014	**	294,228
	AIG Inc	Cash Equivalent - 0.66%, 2012	**	892,264
	Altria Group Inc Co GTD	Corporate Bond - 9.25%, 2019	**	2,183,648
	Altria Group Inc Glbl Co GTD	Corporate Bond - 7.75%, 2014	**	573,681
	AMB Property L.P. SR Unsecured	Corporate Bond - 4.00%, 2018	**	1,339,121
	American Express BK FSB BKNT	Corporate Bond - 6.00%, 2017	**	1,372,919
	American Express SR Unsecured	Corporate Bond - 7.25%, 2014	**	1,234,028
	Appalachian Power Co SR NT	Corporate Bond - 5.00%, 2017	**	552,976

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BACM 2004-6 A5 WM13 WC5.3691	Mortgage Bond - 4.81%, 2042	**	$3,228,900
	BACM 2005-3 A2 SEQ	Cash Equivalent - 4.50%, 2043	**	502,937
	Bank of America Corp Glbl SR NT	Corporate Bond - 7.38%, 2014	**	4,586,980
	Barclays Bank PLC Glbl SR NT	Corporate Bond - 5.20%, 2014	**	783,551
	Bear Stearns Co Inc Glbl SR Unsecured	Corporate Bond - 7.25%, 2018	**	833,068
	BP Capital Markets PLC Co GTD	Corporate Bond - 4.50%, 2020	**	1,109,442
	BP Capital Markets PLC Co GTD	Corporate Bond - 3.13%, 2015	**	421,023
	BP Capital Markets PLC Glbl Co GTD	Corporate Bond - 3.20%, 2016	**	1,159,750
	BSCMS 2003-T12 A3	Cash Equivalent - 4.24%, 2039	**	234,011
	Cash Collateral ISDA CBK USD	Cash Equivalent - 0.07%, 2060	**	1,200,036
	Caterpillar Glbl SR Unsecured	Cash Equivalent - 0.65%, 2013	**	1,703,596
	Chevron Corp Glbl SR Unsecured	Corporate Bond - 3.95%, 2014	**	2,126,947
	Citigroup Inc FRN SR NT	Cash Equivalent - 2.45%, 2013	**	2,459,373
	Citigroup Inc Glbl SR NT FRN	Cash Equivalent - 1.85%, 2014	**	1,755,448
	Citigroup Inc Glbl SR Unsecured	Corporate Bond - 6.01%, 2015	**	1,256,238
	Comcast Corp Glbl Co GTD	Corporate Bond - 6.50%, 2017	**	596,806
	Credit Suisse Glbl SUB NT	Corporate Bond - 5.40%, 2020	**	2,203,780
	CSFB 2003-CPN1 A1 WM12 WC6.2564	Cash Equivalent - 3.73%, 2035	**	12,336
	DaimlerChrysler NA HLDG Glbl Co GTD	Cash Equivalent - 7.30%, 2012	**	2,346,016
	Digital Realty Trust LP Glbl Co GTD	Corporate Bond - 4.50%, 2015	**	2,373,610
	EOG Resources Inc SR Unsecured FRN	Cash Equivalent - 1.18%, 2014	**	1,305,896
	Fed Home Loan BK BD (4MMM)	Corporate Bond - 3.63%, 2013	**	1,560,113
	Fed Home Loan BK Glbl BD (3MMM)	Corporate Bond - 3.63%, 2013	**	1,283,869
	Fed Home Loan Mtg Glbl NT (4MMM)	Corporate Bond - 5.13%, 2017	**	2,418,058
	Fed Home Loan Mtg Glbl NT (4MMM)	Corporate Bond - 3.75%, 2013	**	2,634,873
	Fed Home Loan Mtg Glbl NT (4MMM)	Corporate Bond - 4.13%, 2013	**	4,335,369
	Fed Home Loan Mtg NT (3000MM)	Corporate Bond - 5.00%, 2014	**	11,911,076
	Fed Home Loan Mtg NT MTN (2MMM)	Corporate Bond - 5.00%, 2014	**	25,246,569
	Fed Home Loan Mtg NT MTN (2MMM)	Corporate Bond - 5.00%, 2014	**	160,173
	FHA 221D4 P4/02 Grey 54 NCP	Mortgage Bond - 7.43%, 2023	**	389
	FHLB QR-9012 1 WM37	Cash Equivalent - 5.00%, 2012	**	2,534,486
	FHLMC Gold15YR #B1-5992	Mortgage Bond - 5.50%, 2019	**	10,757
	FHLMC Gold15YR #G1-3193	Mortgage Bond - 4.50%, 2022	**	57,779
	FHLMC Goldconv #A2-5163	Mortgage Bond - 5.50%, 2034	**	109,550
	FHLMC Goldconv #A8-2426	Mortgage Bond - 5.50%, 2038	**	139,392
	FHLMC Goldconv #A8-2550	Mortgage Bond - 5.50%, 2038	**	149,458
	FHLMC Goldconv #A8-3004	Mortgage Bond - 5.50%, 2038	**	1,505,064

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC Goldconv #G0-4840	Mortgage Bond - 5.50%, 2035	**	$1,541,227
	FHR 2666 OD PAC WM32 WC5.84	Mortgage Bond - 5.50%, 2023	**	1,965,110
	FHR 2684 PE WM32 WC5.4284	Mortgage Bond - 5.00%, 2033	**	1,627,227
	FHR 2739 PG PAC WM33 WC5.552	Mortgage Bond - 5.00%, 2034	**	2,541,834
	FHR 2764 UE WM32 WC5.4879	Mortgage Bond - 5.00%, 2032	**	1,670,634
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.73%, 2035	**	1,050,895
	FHR 2980 LC WM34 WC5.954	Cash Equivalent - 5.50%, 2030	**	765,533
	FHR 3072 A WM32 WC5.9397	Cash Equivalent - 5.50%, 2031	**	34,894
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage Bond - 6.00%, 2026	**	792,483
	FHR 3197 D WM35 WC5.7235	Cash Equivalent - 5.00%, 2032	**	162,285
	FHR 3198 MG WM31 WC6.4301	Mortgage Bond - 6.00%, 2036	**	334,847
	FHR 3277 BK WM36 WC6.5608	Cash Equivalent - 6.00%, 2037	**	162,428
	FHR 3305 PA WM35 WC5.9253	Cash Equivalent - 5.50%, 2030	**	31,119
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.58%, 2037	**	586,892
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.68%, 2037	**	1,590,267
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.86%, 2037	**	1,265,805
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 0.98%, 2037	**	1,223,955
	FHR 3360 FC 1MLIB+72	Cash Equivalent - 1.00%, 2037	**	1,634,277
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 1.00%, 2037	**	147,571
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 1.01%, 2040	**	728,199
	FHR 3699 FD 1MLIB+60	Cash Equivalent - 0.88%, 2040	**	1,240,800
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.76%, 2040	**	421,056
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.88%, 2040	**	3,547,376
	FHR 3747 WF 1MLIB+48	Cash Equivalent - 0.76%, 2040	**	3,354,184
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.78%, 2050	**	1,603,895
	FHR 3977 FB 1ML+52	Cash Equivalent - 0.80%, 2041	**	4,093,945
	FIN FUT Euro$ CME 12/16/13	Future - 0.00%, 2013	**	12,375
	FIN FUT US 10YR CBT 03/21/12	Future - 6.00%, 2012	**	4,781
	FINL Futures Maintenance ACCT	Cash Equivalent - 0.05%, 2015	**	1
	FNBR 2006-B1 AB WM35 WC6.5432	Cash Equivalent - 6.00%, 2016	**	41,716
	FNGT 2002-T6 A1 WM22 WC3.7211	Mortgage Bond - 3.31%, 2032	**	14,713
	FNMA Glbl NT (4MMM)	Corporate Bond - 3.88%, 2013	**	266,190
	FNMA Global NT (4000MM)	Corporate Bond - 4.63%, 2013	**	3,783,926
	FNMA Pass Thru Dwarf #254721	Mortgage Bond - 5.00%, 2018	**	44,834
	FNMA Pass Thru Dwarf #255216	Mortgage Bond - 5.00%, 2019	**	94,050
	FNMA Pass Thru Dwarf #255273	Mortgage Bond - 4.50%, 2019	**	150,463
	FNMA Pass Thru Dwarf #712058	Mortgage Bond - 5.00%, 2018	**	70,604

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA Pass Thru Dwarf #735375	Mortgage Bond - 5.00%, 2020	**	$816,903
	FNMA Pass Thru Dwarf #740483	Mortgage Bond - 5.00%, 2018	**	101,632
	FNMA Pass Thru Dwarf #775494	Mortgage Bond - 5.00%, 2019	**	96,463
	FNMA Pass Thru Dwarf #923798	Mortgage Bond - 4.50%, 2020	**	111,433
	FNMA Pass Thru Dwarf #AB3008	Mortgage Bond - 3.50%, 2026	**	43,201
	FNMA Pass Thru Dwarf #AE1369	Mortgage Bond - 3.50%, 2025	**	71,945
	FNMA Pass Thru Dwarf #AE2127	Mortgage Bond - 3.50%, 2026	**	1,043,955
	FNMA Pass Thru Dwarf #AE7103	Mortgage Bond - 3.50%, 2026	**	193,604
	FNMA Pass Thru Dwarf #AE7869	Mortgage Bond - 3.50%, 2025	**	70,671
	FNMA Pass Thru Dwarf #AE8311	Mortgage Bond - 3.50%, 2025	**	1,472,036
	FNMA Pass Thru Dwarf #AE8411	Mortgage Bond - 3.50%, 2025	**	69,749
	FNMA Pass Thru Dwarf #AH0283	Mortgage Bond - 3.50%, 2025	**	61,086
	FNMA Pass Thru Dwarf #AH0356	Mortgage Bond - 3.50%, 2026	**	123,748
	FNMA Pass Thru Dwarf #AH0376	Mortgage Bond - 3.50%, 2025	**	3,566,214
	FNMA Pass Thru Dwarf #AH1916	Mortgage Bond - 3.50%, 2026	**	49,844
	FNMA Pass Thru Dwarf #AH3862	Mortgage Bond - 3.50%, 2026	**	905,940
	FNMA Pass Thru Dwarf #AH4509	Mortgage Bond - 3.50%, 2026	**	281,525
	FNMA Pass Thru Dwarf #AH4511	Mortgage Bond - 3.50%, 2026	**	442,451
	FNMA Pass Thru Dwarf #AH7181	Mortgage Bond - 3.50%, 2026	**	917,722
	FNMA Pass Thru Dwarf #AH9914	Mortgage Bond - 3.50%, 2026	**	88,901
	FNMA Pass Thru Dwarf #AI1045	Mortgage Bond - 3.50%, 2026	**	871,213
	FNMA Pass Thru Dwarf #AL1313	Mortgage Bond - 6.00%, 2027	**	(102,793)
	FNMA Pass Thru Mtg #869952	Mortgage Bond - 6.50%, 2036	**	99,207
	FNMA Pass Thru Mtg #870028	Mortgage Bond - 6.50%, 2036	**	77,569
	FNMA Pass Thru Mtg #881602	Mortgage Bond - 6.50%, 2036	**	151,805
	FNMA Pass Thru Mtg #888890	Mortgage Bond - 6.50%, 2037	**	211,479
	FNMA Pass Thru Mtg #902111	Mortgage Bond - 6.50%, 2036	**	136,459
	FNMA Pass Thru Mtg #915626	Mortgage Bond - 6.50%, 2037	**	95,050
	FNMA Pass Thru Mtg #934342	Mortgage Bond - 6.50%, 2038	**	871,489
	FNMA Pass Thru Mtg #944007	Mortgage Bond - 6.50%, 2037	**	752,263
	FNMA Pass Thru Mtg #964090	Mortgage Bond - 6.50%, 2038	**	78,687
	FNMA Pass Thru Mtg #982510	Mortgage Bond - 6.50%, 2038	**	89,757
	FNMA Pass Thru Mtg #983502	Mortgage Bond - 5.50%, 2033	**	292,776
	FNMA Pass Thru Mtg #985846	Mortgage Bond - 6.50%, 2038	**	101,309
	FNMA Pass Thru Mtg #986857	Mortgage Bond - 6.50%, 2038	**	946,614
	FNMA Pass Thru Mtg #988662	Mortgage Bond - 6.50%, 2038	**	772,712
	FNMA Pass Thru Mtg #995113	Mortgage Bond - 5.50%, 2036	**	5,286,954

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA Pass Thru Mtg #AE0828	Mortgage Bond - 3.50%, 2041	**	$2,981,134
	FNMA Pass Thru Mtg #AH2724	Mortgage Bond - 4.00%, 2041	**	2,922,735
	FNMA Pass Thru Mtg #AH5466	Mortgage Bond - 4.00%, 2041	**	1,471,000
	FNMA Pass Thru Mtg #AI0058	Mortgage Bond - 4.00%, 2041	**	475,909
	FNMA Pass Thru Mtg #AI5311	Mortgage Bond - 4.00%, 2041	**	2,092,315
	FNMA Pass Thru Mtg #AL0212	Mortgage Bond - 5.50%, 2038	**	5,283,029
	FNMA P-T DUS #466319	Mortgage Bond - 3.23%, 2020	**	5,448,335
	FNR 2003-64 HJ WM22 WC5.5757	Cash Equivalent - 4.50%, 2022	**	2,023,832
	FNR 2005-109 PV WM32 WC6.509500	Mortgage Bond - 6.00%, 2032	**	78,086
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.74%, 2035	**	3,487,994
	FNR 2005-29 JB WM33 WC7.0709	Cash Equivalent - 4.50%, 2035	**	55,110
	FNR 2005-68 PC WM34 WC6.55	Mortgage Bond - 5.50%, 2035	**	51,854
	FNR 2006-53 PB WM33 WC5.9338	Cash Equivalent - 5.50%, 2030	**	1,201,917
	FNR 2006-64 PB WM33 WC5.9418	Cash Equivalent - 5.50%, 2033	**	4,393,030
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 0.97%, 2037	**	2,187,734
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.62%, 2037	**	802,561
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.60%, 2037	**	359,440
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.71%, 2037	**	1,617,467
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.64%, 2037	**	580,111
	FNR 2008-80 ME WM32 WC5.3542	Mortgage Bond - 5.00%, 2032	**	1,401,348
	FNR 2009-12 FA 1MLIBOR+56BP	Cash Equivalent - 0.85%, 2037	**	2,385,848
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.81%, 2040	**	1,013,074
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.79%, 2040	**	1,053,688
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 0.79%, 2040	**	1,895,870
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 0.76%, 2040	**	1,156,004
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.84%, 2049	**	4,385,753
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 0.97%, 2041	**	4,284,015
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 0.84%, 2041	**	2,414,676
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 0.84%, 2041	**	5,329,832
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 0.84%, 2041	**	5,193,798
	GCCFC 2007-GG9 A2 SEQ WM15 WC5.79	Mortgage Bond - 5.38%, 2039	**	626,617
	General Elec Cap Corp Glbl NT	Cash Equivalent - 3.50%, 2012	**	3,020,505
	GNMA II Multiple Single Family #783277M	Mortgage Bond - 6.00%, 2040	**	2,196,833
	GNMA Pass Thru Single Family #782034X	Mortgage Bond - 6.00%, 2036	**	574,624
	Goldman Sachs Group Inc Glbl SR NT	Corporate Bond - 7.50%, 2019	**	2,466,669
	Goldman Sachs Group Inc SR NT	Corporate Bond - 5.38%, 2020	**	74,788
	Hewlett Packard Co Glbl FRN	Cash Equivalent - 0.79%, 2013	**	1,585,602

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ING Bank NV Govt GTD 144A	Corporate Bond - 3.90%, 2014	**	$1,910,750
	INTL Finance Corp Glbl SR Unsecured GMTN	Corporate Bond - 3.00%, 2014	**	1,803,294
	IRO USD 2Y P 2.2500 09/24/12 DUB	Option - 0.00%, 2012	**	(7,285)
	IRS USD P 2.25/3ML 12/21/11CBK	Interest Rate Swap - 2.25%, 2016	**	(325,430)
	IRS USD P 3.0/3ML 11/16/11CBK	Interest Rate Swap - 3.00%, 2021	**	(474,355)
	IRS USD P 3.25/3ML 12/21/11CBK	Interest Rate Swap - 3.25% 2021	**	(461,932)
	JP Morgan Chase & Co Glbl Co GTD	Corporate Bond - 3.45%, 2016	**	3,069,385
	JP Morgan Chase & Co Glbl SR NT FRN	Cash Equivalent - 1.22%, 2014	**	3,354,829
	JP Morgan Chase & Co SR Unsecured	Corporate Bond - 4.25%, 2020	**	167,259
	JP Morgan Chase Bank NA SUB NT	Cash Equivalent - 0.87%, 2016	**	1,254,656
	JPMCC 2002-CIB5 A1	Cash Equivalent - 4.37%, 2037	**	90,199
	JPMCC 2003-C1 A1	Cash Equivalent - 4.28%, 2037	**	1,088,625
	JPMCC 2003-ML1A A1	Cash Equivalent - 3.97%, 2039	**	567,295
	JPMCC 2005-CB13 A3A1	Mortgage Bond - 5.28%, 2043	**	2,853,184
	JPMCC 2006-CB16 A3B	Mortgage Bond - 5.58%, 2045	**	2,328,494
	Kinder Morgan ENER Part NT	Corporate Bond - 6.00%, 2017	**	573,249
	Kinder Morgan ENER Part SR Unsecured	Corporate Bond - 3.50%, 2016	**	523,506
	Leaseplan Corporation NV Gov GTD 144A	Cash Equivalent - 3.00%, 2012	**	1,414,208
	Lloyd's TSB Bank PLC BK GTD	Corporate Bond - 4.88%, 2016	**	1,381,996
	Lloyd's TSB Bank PLC Gov GTD 144A	Cash Equivalent - 2.80%, 2012	**	4,133,742
	Morgan Stanley NT	Corporate Bond - 5.50%, 2020	**	2,403,630
	NA Development Bank Glbl SR Unsecured	Corporate Bond - 4.38%, 2020	**	5,445,030
	NBC Universal Media LLC Glbl SR Unsecured	Corporate Bond - 5.15%, 2020	**	1,119,983
	NIBC Bank NV Govt LIQ GTD 144A	Corporate Bond - 2.80%, 2014	**	7,744,169
	Novartis Capital Corp Co GTD	Corporate Bond - 4.13%, 2014	**	1,893,943
	Ontario (Province of) Glbl BD	Corporate Bond - 4.10%, 2014	**	1,614,130
	Private EXPT FND Glbl US Gov GTD	Corporate Bond - 3.55%, 2013	**	313,383
	RABOBANK NEDERLAND Glbl Co GTD	Corporate Bond - 1.85%, 2014	**	1,000,077
	Rogers Communications Co. GTD	Corporate Bond - 6.80%, 2018	**	2,714,042
	SLMA 2005-8 A4 3MLIB+75	Cash Equivalent - 1.17%, 2028	**	210,981
	SLMA 2008-5 A4 3MLIB+170	Cash Equivalent - 2.12%, 2023	**	226,656
	State Street STIF	Cash Equivalent - 0.05%, 2015	**	642,263
	U S Treasury Bills	Cash Equivalent - 0.05%, 2012	**	27,694,045
	U S Treasury Bills	Cash Equivalent - 0.04%, 2012	**	22,997,194
	U S Treasury Bills	Cash Equivalent - 0.04%, 2012	**	16,395,982
	U S Treasury Bills	Cash Equivalent - 0.05%, 2012	**	12,998,726
	U S Treasury Bills	Cash Equivalent - 0.05%, 2012	**	10,599,629

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S Treasury Bills	Cash Equivalent - 0.07%, 2012	**	$10,399,459
	U S Treasury Bills	Cash Equivalent - 0.09%, 2012	**	9,795,717
	U S Treasury Bills	Cash Equivalent - 0.23%, 2012	**	9,699,564
	U S Treasury Bills	Cash Equivalent - 0.14%, 2012	**	6,799,483
	U S Treasury Bills	Cash Equivalent - 0.04%, 2012	**	6,399,731
	U S Treasury Bills	Cash Equivalent - 0.18%, 2012	**	6,298,217
	U S Treasury Bills	Cash Equivalent - 0.04%, 2012	**	5,099,062
	U S Treasury Bills	Cash Equivalent - 0.03%, 2012	**	11,999,703
	U S Treasury Bills	Cash Equivalent - 0.07%, 2012	**	299,954
	U S Treasury Bills	Cash Equivalent - 0.02%, 2012	**	230,001
	U S Treasury Bond	US Treasury Bond - 3.13%, 2041	**	1,679,979
	U S Treasury Bond	US Treasury Bond - 3.75%, 2041	**	473,553
	U S Treasury Note	US Treasury Bond - 3.13%, 2021	**	77,445,304
	U S Treasury Note	US Treasury Bond - 2.13%, 2021	**	5,459,560
	U S Treasury Note	US Treasury Bond - 3.63%, 2021	**	1,752,824
	U S Treasury Note	US Treasury Bond - 1.38%, 2018	**	1,205,090
	U S Treasury Note	US Treasury Bond - 3.13%, 2021	**	93,987
	UBS AG Stamford CT Glbl SR Unsecured	Corporate Bond - 2.25%, 2014	**	1,174,506
	UBS AG Stamford CT Glbl SR Unsecured FRN	Cash Equivalent - 1.42%, 2014	**	1,268,513
	UBS AG Stamford CT Glbl SR Unsecured MTN	Corporate Bond - 3.88%, 2015	**	1,209,100
	Verizon Comm NT	Corporate Bond - 6.10%, 2018	**	2,782,792
	Wachovia Corp Glbl SUB NT FRN	Cash Equivalent - 0.77%, 2016	**	1,248,362
	WBCMT 2006-C28 A2 WM15 WC5.987	Mortgage Bond - 5.50%, 2048	**	1,340,691
	Capital Preservation Fund Total			614,244,798

*	FirstEnergy MidCap Value Index Fund
	Aaron S Inc	Common Stock	**	22,224
	Abercrombie + Fitch Co Cl A	Common Stock	**	21,490
	Activision Blizzard Inc	Common Stock	**	191,391
	Aecom Technology Corp	Common Stock	**	49,656
	Affiliated Managers Group	Common Stock	**	51,525
	AES Corp	Common Stock	**	285,699
	AGCO Corp	Common Stock	**	150,696
	AGL Resources Inc	Common Stock	**	181,084
	Air Lease Corp	Common Stock	**	31,250
	AK Steel Holding Corp	Common Stock	**	27,531
	Akamai Technologies Inc	Common Stock	**	20,562

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Alere Inc	Common Stock	**	$74,119
	Alexander + Baldwin Inc	Common Stock	**	62,536
	Alexandria Real Estate Equity	Real Estate Inv Trst	**	156,217
	Alleghany Corp	Common Stock	**	70,181
	Alliant Energy Corp	Common Stock	**	179,484
	Alliant Techsystems Inc	Common Stock	**	67,277
	Allied World Assurance Co	Common Stock	**	87,221
	Allscripts Healthcare Solutions Inc	Common Stock	**	26,497
	Alpha Natural Resources Inc	Common Stock	**	75,142
	Amdocs Ltd	Common Stock	**	185,930
	Ameren Corporation	Common Stock	**	293,499
	American Capital Agency Corp REIT	Real Estate Inv Trst	**	231,548
	American Capital Ltd	Common Stock	**	87,665
	American Eagle Outfitters	Common Stock	**	111,831
	American Financial Group Inc	Common Stock	**	111,076
	American National Insurance	Common Stock	**	17,235
	American Water Works Co Inc	Common Stock	**	205,019
	Amerigroup Corp	Common Stock	**	32,789
	Ameriprise Financial Inc	Common Stock	**	416,579
	AMR Corp	Common Stock	**	2,360
	Annaly Capital Management In	Real Estate Inv Trst	**	558,440
	Aol Inc	Common Stock	**	56,444
	Aon Corp	Common Stock	**	568,994
	Apartment Invt + Mgmt Co A	Real Estate Inv Trst	**	31,616
	Aptargroup Inc	Common Stock	**	129,851
	Aqua America Inc	Common Stock	**	102,378
	Arch Capital Group Ltd	Common Stock	**	180,156
	Arch Coal Inc	Common Stock	**	100,990
	Ares Capital Corp	Common Stock	**	117,312
	Armstrong World Industries	Common Stock	**	29,349
	Arrow Electronics Inc	Common Stock	**	137,108
	Arthur J Gallagher + Co	Common Stock	**	136,368
	Ashland Inc	Common Stock	**	165,878
	Aspen Insurance Holdings Ltd	Common Stock	**	68,052
	Associated Banc Corp	Common Stock	**	71,901
	Assurant Inc	Common Stock	**	146,379
	Assured Guaranty Ltd	Common Stock	**	90,009

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Atmel Corp	Common Stock	**	$9,129
	Atmos Energy Corp	Common Stock	**	110,288
	Atwood Oceanics Inc	Common Stock	**	60,521
	Autoliv Inc	Common Stock	**	174,966
	Autonation Inc	Common Stock	**	27,321
	Avalonbay Communities Inc	Real Estate Inv Trst	**	451,745
	Avery Dennison Corp	Common Stock	**	106,145
	Avnet Inc	Common Stock	**	174,166
	AVX Corp	Common Stock	**	23,287
	Axis Capital Holdings Ltd	Common Stock	**	152,929
	Bally Technologies Inc	Common Stock	**	4,470
	Bank Of Hawaii Corp	Common Stock	**	79,726
	BankUnited Inc	Common Stock	**	27,883
	Be Aerospace Inc	Common Stock	**	7,897
	Beam Inc	Common Stock	**	290,269
	Bemis Company	Common Stock	**	117,011
	Best Buy Co Inc	Common Stock	**	254,826
	Big Lots Inc	Common Stock	**	60,492
	Bio Rad Laboratories A	Common Stock	**	69,725
	Bok Financial Corporation	Common Stock	**	53,117
	Booz Allen Hamilton Holding	Common Stock	**	8,004
	Boston Properties Inc	Real Estate Inv Trst	**	97,210
	Boston Scientific Corp	Common Stock	**	299,996
	Brandywine Realty Trust	Real Estate Inv Trst	**	46,702
	BRE Properties Inc	Real Estate Inv Trst	**	139,072
	Brinker International Inc	Common Stock	**	6,770
	Broadridge Financial Solutio	Common Stock	**	5,953
	Brocade Communications Sys	Common Stock	**	92,164
	Brookdale Senior Living Inc	Common Stock	**	9,530
	Brown + Brown Inc	Common Stock	**	98,712
	Brown Forman Corp Class B	Common Stock	**	43,556
	Bunge Ltd	Common Stock	**	229,830
	CA Inc	Common Stock	**	284,971
	Cabot Corp	Common Stock	**	77,104
	Calpine Corp	Common Stock	**	230,531
	Camden Property Trust	Real Estate Inv Trst	**	43,941
	Cameron International Corp	Common Stock	**	117,121

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Campbell Soup Co	Common Stock	**	$51,788
	Capitalsource Inc	Common Stock	**	70,182
	Capitol Federal Financial In	Common Stock	**	72,644
	Career Education Corp	Common Stock	**	18,634
	Carefusion Corp	Common Stock	**	144,202
	Carlisle Cos Inc	Common Stock	**	90,815
	Carmax Inc	Common Stock	**	210,983
	Centerpoint Energy Inc	Common Stock	**	314,067
	CF Industries Holdings Inc	Common Stock	**	59,877
	Chicago Bridge + Iron Ny Shr	Common Stock	**	57,494
	Chicos FAS Inc	Common Stock	**	24,842
	Chimera Investment Corp	Real Estate Inv Trst	**	95,179
	Choice Hotels Intl Inc	Common Stock	**	35,501
	Church & Dwight Co Inc	Common Stock	**	103,189
	Cigna Corp	Common Stock	**	441,630
	Cimarex Energy Co	Common Stock	**	142,494
	Cincinnati Financial Corp	Common Stock	**	164,697
	Cintas Corp	Common Stock	**	145,506
	CIT Group Inc	Common Stock	**	256,818
	City National Corp	Common Stock	**	77,271
	Clear Channel Outdoor Cl A	Common Stock	**	18,373
	Clearwire Corp Class A	Common Stock	**	2,169
	Clorox Company	Common Stock	**	307,241
	CMS Energy Corp	Common Stock	**	204,461
	CNA Financial Corp	Common Stock	**	26,322
	CNH Global N.V.	Common Stock	**	36,098
	Cobalt International Energy	Common Stock	**	5,929
	Coca Cola Enterprises	Common Stock	**	72,158
	Comerica Inc	Common Stock	**	190,198
	Commerce Bancshares Inc	Common Stock	**	109,214
	Commercial Metals Co	Common Stock	**	58,307
	Commonwealth REIT	Real Estate Inv Trst	**	51,551
	Community Health Systems Inc	Common Stock	**	62,296
	Computer Sciences Corp	Common Stock	**	134,806
	Compuware Corp	Common Stock	**	18,720
	Con Way Inc	Common Stock	**	52,809
	Conagra Foods Inc	Common Stock	**	346,711

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Consolidated Edison Inc	Common Stock	**	$667,691
	Constellation Brands Inc A	Common Stock	**	138,944
	Constellation Energy Group	Common Stock	**	271,422
	Cooper Cos Inc/The	Common Stock	**	87,022
	Cooper Industries PLC	Common Stock	**	113,119
	Copa Holdings Sa Class A	Common Stock	**	15,900
	Corelogic Inc	Common Stock	**	47,738
	Corn Products Intl Inc	Common Stock	**	29,398
	Corporate Office Properties	Real Estate Inv Trst	**	37,333
	Corrections Corp Of America	Common Stock	**	76,693
	Covanta Holding Corp	Common Stock	**	54,199
	Coventry Health Care Inc	Common Stock	**	165,152
	Crane Co	Common Stock	**	83,611
	Cree Inc	Common Stock	**	83,862
	Cullen/Frost Bankers Inc	Common Stock	**	105,608
	Cytec Industries Inc	Common Stock	**	82,424
	DDR Corp Reit	Real Estate Inv Trst	**	97,068
	Dean Foods Co	Common Stock	**	75,947
	Delta Air Lines Inc	Common Stock	**	99,903
	Denbury Resources Inc	Common Stock	**	38,399
	DENTSPLY International Inc	Common Stock	**	107,664
	Devry Inc	Common Stock	**	18,730
	Diamond Offshore Drilling	Common Stock	**	73,993
	Diebold Inc	Common Stock	**	73,762
	Dillards Inc A	Common Stock	**	52,106
	Discover Financial Services	Common Stock	**	433,824
	Dish Network Corp A	Common Stock	**	51,179
	Domtar Corp	Common Stock	**	109,705
	Douglas Emmett Inc	Real Estate Inv Trst	**	85,126
	Dover Corp	Common Stock	**	88,584
	Dr Horton Inc	Common Stock	**	130,287
	DreamWorks Animation SKG A	Common Stock	**	42,782
	DST Systems Inc	Common Stock	**	49,298
	DSW Inc	Common Stock	**	2,608
	DTE Energy Company	Common Stock	**	338,842
	Duke Realty Corp	Real Estate Inv Trst	**	112,487
	Dunkin Brands Group Inc	Common Stock	**	2,698

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	E Trade Financial Corp	Common Stock	**	$73,829
	East West Bancorp Inc	Common Stock	**	108,546
	Eaton Corp	Common Stock	**	338,968
	Echostar Corp A	Common Stock	**	30,279
	Edison International	Common Stock	**	496,013
	Education Management Corp	Common Stock	**	40,809
	El Paso Corp	Common Stock	**	45,727
	Endurance Specialty Holdings	Common Stock	**	56,036
	Energen Corp	Common Stock	**	133,250
	Energizer Holdings Inc	Common Stock	**	198,039
	Entergy Corp	Common Stock	**	478,039
	EQT Corp	Common Stock	**	164,206
	Equifax Inc	Common Stock	**	166,931
	Equity Residential	Real Estate Inv Trst	**	573,037
	Essex Property Trust Inc	Real Estate Inv Trst	**	76,016
	Everest Re Group Ltd	Common Stock	**	141,608
	EXCO Resources Inc	Common Stock	**	4,953
	Exelis Inc	Common Stock	**	61,214
	Expedia Inc	Common Stock	**	42,979
	Fairchild Semiconductor Inte	Common Stock	**	55,613
	Federal Mogul Corp	Common Stock	**	10,944
	Federal Realty Invs Trust	Real Estate Inv Trst	**	49,731
	Federated Investors Inc Cl B	Common Stock	**	10,044
	Fidelity National Finl A	Common Stock	**	130,323
	Fidelity National Informatio	Common Stock	**	256,248
	Fifth Third Bancorp	Common Stock	**	429,593
	First Citizens Bcshs Cl A	Common Stock	**	34,123
	First Horizon National Corp	Common Stock	**	77,288
	First Niagara Financial Grp	Common Stock	**	110,067
	First Republic Bank/San Fran	Common Stock	**	81,514
	Fiserv Inc	Common Stock	**	61,618
	Flowserve Corp	Common Stock	**	19,169
	Foot Locker Inc	Common Stock	**	135,077
	Forest City Enterprises Cl A	Common Stock	**	59,005
	Forest Laboratories Inc	Common Stock	**	300,330
	Forest Oil Corp	Common Stock	**	12,764
	Fortune Brands Inc	Common Stock	**	96,492

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Freescale Semiconductor Ltd	Common Stock	**	$7,868
	Frontier Communications Corp	Common Stock	**	188,263
	Fulton Financial Corp	Common Stock	**	71,741
	Fusion IO Inc	Common Stock	**	6,244
	Gamestop Corp Class A	Common Stock	**	125,910
	Gannett Co	Common Stock	**	118,258
	Gap Inc	Common Stock	**	242,356
	Garmin Ltd	Common Stock	**	146,103
	Gatx Corp	Common Stock	**	73,261
	General Cable Corp	Common Stock	**	23,985
	General Growth Properties	Real Estate Inv Trst	**	311,004
	Genon Energy Inc	Common Stock	**	75,479
	Genpact Ltd	Common Stock	**	16,071
	Genuine Parts Co	Common Stock	**	256,979
	Genworth Financial Inc Cl A	Common Stock	**	118,804
	Goodrich Corp	Common Stock	**	335,227
	GrafTech International Ltd	Common Stock	**	62,271
	Great Plains Energy Inc	Common Stock	**	109,815
	Greif Inc Cl A	Common Stock	**	65,319
	Groupon Inc	Common Stock	**	5,405
	H+R Block Inc	Common Stock	**	75,477
	Hanover Insurance Group Inc/	Common Stock	**	58,471
	Harman International	Common Stock	**	34,769
	Harris Corp	Common Stock	**	115,760
	Harsco Corp	Common Stock	**	55,731
	Hartford Financial Svcs Grp	Common Stock	**	265,915
	Hawaiian Electric Inds	Common Stock	**	94,666
	HCC Insurance Holdings Inc	Common Stock	**	110,110
	HCP Inc REIT	Real Estate Inv Trst	**	618,757
	Health Care Reit Inc	Real Estate Inv Trst	**	384,327
	Health Net Inc	Common Stock	**	95,275
	Helmerich + Payne	Common Stock	**	15,465
	Henry Schein Inc	Common Stock	**	102,379
	Hershey Co/The	Common Stock	**	87,851
	Hill Rom Holdings Inc	Common Stock	**	7,715
	HJ Heinz Co	Common Stock	**	265,769
	Hologic Inc	Common Stock	**	167,921

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HomeAway Inc	Common Stock	**	$2,534
	Hormel Foods Corp	Common Stock	**	69,300
	Hospira Inc	Common Stock	**	29,611
	Hospitality Properties Trust	Real Estate Inv Trst	**	104,007
	Host Hotels + Resorts Inc	Real Estate Inv Trst	**	372,411
	Howard Hughes Corp/The	Common Stock	**	35,954
	Hubbell Inc Cl B	Common Stock	**	148,830
	Hudson City Bancorp Inc	Common Stock	**	97,537
	Humana Inc	Common Stock	**	542,569
	Huntington Bancshares Inc	Common Stock	**	173,841
	Huntington Ingalls Industries	Common Stock	**	55,178
	Huntsman Corp	Common Stock	**	57,310
	Hyatt Hotels Corp Cl A	Common Stock	**	57,062
	IAC/InterActiveCorp	Common Stock	**	119,365
	IDEX Corp	Common Stock	**	12,321
	Ingersoll Rand Plc	Common Stock	**	74,073
	Ingram Micro Inc Cl A	Common Stock	**	107,194
	Integrys Energy Group Inc	Common Stock	**	156,797
	Interactive Brokers Gro Cl A	Common Stock	**	20,677
	International Paper Co	Common Stock	**	374,854
	Interpublic Group of Cos Inc	Common Stock	**	105,755
	Intersil Corp A	Common Stock	**	25,129
	Intl Game Technology	Common Stock	**	94,050
	Intl Rectifier Corp	Common Stock	**	49,016
	Invesco Ltd	Common Stock	**	341,148
	Itron Inc	Common Stock	**	52,546
	ITT Corp	Common Stock	**	65,374
	J.C. Penney Co Inc	Common Stock	**	213,150
	Jabil Circuit Inc	Common Stock	**	25,361
	Jacobs Engineering Group Inc	Common Stock	**	188,778
	Janus Capital Group Inc	Common Stock	**	42,410
	Jarden Corp	Common Stock	**	101,054
	Jefferies Group Inc	Common Stock	**	69,699
	Jm Smucker Co/The	Common Stock	**	333,239
	Jones Lang Lasalle Inc	Common Stock	**	22,421
	Kansas City Southern	Common Stock	**	68,418
	Kar Auction Services Inc	Common Stock	**	12,420

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	KBR Inc	Common Stock	**	$144,813
	Kemper Corp	Common Stock	**	54,506
	Kennametal Inc	Common Stock	**	98,860
	KeyCorp	Common Stock	**	268,489
	Kimco Realty Corp	Real Estate Inv Trst	**	242,723
	Kirby Corp	Common Stock	**	37,331
	KLA Tencor Corporation	Common Stock	**	66,440
	Kosmos Energy Ltd	Common Stock	**	2,427
	L 3 Communications Holdings	Common Stock	**	247,716
	Lamar Advertising Co A	Common Stock	**	40,810
	Lear Corp	Common Stock	**	153,509
	Legg Mason Inc	Common Stock	**	126,022
	Leggett + Platt Inc	Common Stock	**	31,680
	Lennar Corp A	Common Stock	**	118,057
	Leucadia National Corp	Common Stock	**	164,956
	Level 3 Communications Inc	Common Stock	**	84,440
	Lexmark International Inc A	Common Stock	**	93,820
	Liberty Interactive Corp	Common Stock	**	358,319
	Liberty Media Corp A	Common Stock	**	336,083
	Liberty Property Trust	Real Estate Inv Trst	**	131,425
	Life Technologies Corp	Common Stock	**	233,227
	Lifepoint Hospitals Inc	Common Stock	**	68,133
	Lincoln Electric Holdings	Common Stock	**	48,274
	Lincoln National Corp	Common Stock	**	223,524
	Lorillard Inc	Common Stock	**	568,290
	LPL Investment Holdings Inc	Common Stock	**	6,566
	LSI Corp	Common Stock	**	87,715
	M + T Bank Corp	Common Stock	**	352,156
	Macerich Co/The	Real Estate Inv Trst	**	155,899
	Mack Cali Realty Corp	Real Estate Inv Trst	**	86,182
	Macy S Inc	Common Stock	**	441,284
	Madison Square Garden Co A	Common Stock	**	62,407
	Manpower Inc	Common Stock	**	108,644
	Markel Corp	Common Stock	**	147,623
	Marsh + Mclennan Cos	Common Stock	**	637,997
	Martin Marietta Materials	Common Stock	**	66,135
	Marvell Technology Group Ltd	Common Stock	**	258,510

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Mattel Inc	Common Stock	**	$91,358
	MBIA Inc	Common Stock	**	64,568
	McCormick + Co Non Vtg Shrs	Common Stock	**	77,647
	McDermott Intl Inc	Common Stock	**	13,018
	McGraw Hill Companies Inc	Common Stock	**	89,310
	MDU Resources Group Inc	Common Stock	**	149,791
	Mead Johnson Nutrition Co	Common Stock	**	422,002
	Meadwestvaco Corp	Common Stock	**	186,439
	MEMC Electronic Materials	Common Stock	**	14,188
	Mercury General Corp	Common Stock	**	44,160
	MGM Resorts International	Common Stock	**	105,833
	Micron Technology Inc	Common Stock	**	200,299
	Mohawk Industries Inc	Common Stock	**	127,241
	Molex Inc	Common Stock	**	119,085
	Molson Coors Brewing Co B	Common Stock	**	214,565
	Monster Worldwide Inc	Common Stock	**	36,986
	Motorola Mobility Holdings I	Common Stock	**	371,937
	Murphy Oil Corp	Common Stock	**	335,611
	Mylan Inc	Common Stock	**	32,018
	Nabors Industries Ltd	Common Stock	**	185,365
	Nasdaq Omx Group/The	Common Stock	**	97,354
	National Fuel Gas Co	Common Stock	**	143,897
	Navistar International Corp	Common Stock	**	45,304
	NCR Corporation	Common Stock	**	21,168
	New York Community Bancorp	Common Stock	**	198,600
	Newell Rubbermaid Inc	Common Stock	**	172,353
	Newfield Exploration Co	Common Stock	**	79,346
	Nielsen Holdings NV	Common Stock	**	11,460
	Nii Holdings Inc	Common Stock	**	16,231
	Nisource Inc	Common Stock	**	244,433
	Noble Energy Inc	Common Stock	**	489,412
	Northeast Utilities	Common Stock	**	234,130
	Northern Trust Corp	Common Stock	**	316,407
	Novellus Systems Inc	Common Stock	**	106,280
	NRG Energy Inc	Common Stock	**	160,362
	NStar	Common Stock	**	178,448
	Nucor Corp	Common Stock	**	459,843

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NV Energy Inc	Common Stock	**	$142,670
	NVR Inc	Common Stock	**	127,596
	NYSE Euronext	Common Stock	**	173,278
	Oge Energy Corp	Common Stock	**	203,702
	Oil States International Inc	Common Stock	**	23,598
	Old Republic Intl Corp	Common Stock	**	90,086
	Omnicare Inc	Common Stock	**	147,549
	Oneok Inc	Common Stock	**	315,465
	Oshkosh Corp	Common Stock	**	70,575
	Owens Corning	Common Stock	**	132,600
	Owens Illinois Inc	Common Stock	**	117,462
	Packaging Corp Of America	Common Stock	**	9,389
	Pandora Media Inc	Common Stock	**	2,182
	Parker Hannifin Corp	Common Stock	**	250,786
	Partnerre Ltd	Common Stock	**	158,920
	Patterson Cos Inc	Common Stock	**	63,114
	Patterson Uti Energy Inc	Common Stock	**	101,518
	Paychex Inc	Common Stock	**	29,508
	Penn National Gaming Inc	Common Stock	**	96,812
	Pentair Inc	Common Stock	**	121,042
	People S United Financial	Common Stock	**	144,678
	Pepco Holdings Inc	Common Stock	**	168,064
	Perkinelmer Inc	Common Stock	**	84,520
	Piedmont Office Realty Tru A	Real Estate Inv Trst	**	108,749
	Pinnacle West Capital	Common Stock	**	192,672
	Pioneer Natural Resources Co	Common Stock	**	71,495
	Pitney Bowes Inc	Common Stock	**	125,460
	Plains Exploration + Product	Common Stock	**	189,842
	Plum Creek Timber Co	Real Estate Inv Trst	**	86,611
	PMC Sierra Inc	Common Stock	**	44,780
	Popular Inc	Common Stock	**	52,827
	PPL Corporation	Common Stock	**	624,675
	Principal Financial Group	Common Stock	**	279,087
	Progress Energy Inc	Common Stock	**	606,921
	Progressive Corp	Common Stock	**	447,267
	Prologis	Real Estate Inv Trst	**	482,485
	Protective Life Corp	Common Stock	**	71,989

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Pulte Group Inc	Common Stock	**	$79,153
	PVH Corp	Common Stock	**	132,380
	QEP Resources Inc	Common Stock	**	40,243
	Qiagen N.V.	Common Stock	**	119,291
	QLogic Corp	Common Stock	**	10,950
	Quanta Services Inc	Common Stock	**	171,717
	Quest Diagnostics Inc	Common Stock	**	28,624
	Questar Corp	Common Stock	**	130,162
	Quicksilver Resources Inc	Common Stock	**	27,028
	Radioshack Corp	Common Stock	**	35,150
	Ralcorp Holdings Inc	Common Stock	**	172,539
	Raymond James Financial Inc	Common Stock	**	116,410
	Realty Income Corp	Real Estate Inv Trst	**	170,919
	Regal Beloit Corp	Common Stock	**	73,856
	Regal Entertainment Group A	Common Stock	**	23,295
	Regency Centers Corp	Real Estate Inv Trst	**	124,861
	Regions Financial Corp	Common Stock	**	198,234
	Reinsurance Group Of America	Common Stock	**	142,799
	Reliance Steel + Aluminum	Common Stock	**	114,957
	Renaissancere Holdings Ltd	Common Stock	**	142,047
	Republic Services Inc	Common Stock	**	324,897
	Rockwood Holdings Inc	Common Stock	**	5,315
	Rowan Companies Inc	Common Stock	**	119,379
	Royal Caribbean Cruises Ltd	Common Stock	**	53,429
	RPM International Inc	Common Stock	**	120,000
	RR Donnelley + Sons Co	Common Stock	**	99,899
	Ryder System Inc	Common Stock	**	102,294
	S+P Midcap 400 Emini Idx Ftrs	Futures Index	**	1,315,950
	Safeway Inc	Common Stock	**	273,604
	SAIC Inc	Common Stock	**	88,746
	Sally Beauty Holdings Inc	Common Stock	**	5,557
	SanDisk Corp	Common Stock	**	431,227
	Sara Lee Corp	Common Stock	**	69,172
	Scana Corp	Common Stock	**	190,424
	Schnitzer Steel Inds Inc A	Common Stock	**	24,142
	Scotts Miracle Gro Co Cl A	Common Stock	**	10,925
	Seacor Holdings Inc	Common Stock	**	69,923

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Sealed Air Corp	Common Stock	**	$121,158
	Sears Holdings Corp	Common Stock	**	46,081
	Sempra Energy	Common Stock	**	484,330
	Senior Housing Prop Trust	Real Estate Inv Trst	**	133,922
	Service Corp International	Common Stock	**	93,049
	Shaw Group Inc	Common Stock	**	70,317
	Signet Jewelers Ltd	Common Stock	**	140,276
	Silicon Laboratories Inc	Common Stock	**	7,555
	SL Green Realty Corp	Real Estate Inv Trst	**	217,580
	SLM Corp	Common Stock	**	259,612
	SM Energy Co	Common Stock	**	32,018
	Smithfield Foods Inc	Common Stock	**	148,982
	Snap On Inc	Common Stock	**	88,990
	Sonoco Products Co	Common Stock	**	121,227
	Southern Union Co	Common Stock	**	192,737
	Southwest Airlines Co	Common Stock	**	204,986
	Spectra Energy Corp	Common Stock	**	735,202
	Spirit Aerosystems Hold Cl A	Common Stock	**	69,945
	SPX Corp	Common Stock	**	83,775
	St Joe Co/The	Common Stock	**	36,152
	Stancorp Financial Group	Common Stock	**	60,931
	Stanley Black + Decker Inc	Common Stock	**	417,768
	Staples Inc	Common Stock	**	364,196
	State Street Bank + Trust Co	Money market fund	**	775,648
	Steel Dynamics Inc	Common Stock	**	29,351
	Sunoco Inc	Common Stock	**	164,039
	Sunpower Corp Class A	Common Stock	**	22,328
	Suntrust Banks Inc	Common Stock	**	349,398
	Supervalu Inc	Common Stock	**	62,410
	Synopsys Inc	Common Stock	**	137,142
	Synovus Financial Corp	Common Stock	**	41,176
	Taubman Centers Inc	Real Estate Inv Trst	**	128,112
	TCF Financial Corp	Common Stock	**	59,309
	Tech Data Corp	Common Stock	**	79,698
	Teco Energy Inc	Common Stock	**	151,933
	Teekay Corp	Common Stock	**	42,421
	Teleflex Inc	Common Stock	**	92,548

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Telephone And Data Systems	Common Stock	**	$87,845
	Tellabs Inc	Common Stock	**	55,106
	Temple Inland Inc	Common Stock	**	92,910
	Tenet Healthcare Corp	Common Stock	**	80,100
	Teradyne Inc	Common Stock	**	94,824
	Terex Corp	Common Stock	**	54,540
	Tesoro Corp	Common Stock	**	124,065
	Textron Inc	Common Stock	**	176,709
	TFS Financial Corp	Common Stock	**	27,086
	Thomas + Betts Corp	Common Stock	**	78,515
	Thor Industries Inc	Common Stock	**	45,973
	Tidewater Inc	Common Stock	**	89,677
	Timken Co	Common Stock	**	20,361
	Titanium Metals	Common Stock	**	22,635
	Toll Brothers Inc	Common Stock	**	109,717
	Torchmark Corp	Common Stock	**	167,746
	Total System Services Inc	Common Stock	**	115,971
	Towers Watson + Co Cl A	Common Stock	**	102,181
	Transatlantic Holdings Inc	Common Stock	**	117,943
	Treasury Bill	Treasury Bill	**	109,992
	Trinity Industries Inc	Common Stock	**	88,647
	TripAdvisor Inc	Common Stock	**	37,336
	Trw Automotive Holdings Corp	Common Stock	**	121,728
	TW Telecom Inc	Common Stock	**	16,047
	Tyson Foods Inc Cl A	Common Stock	**	227,969
	UDR Inc	Real Estate Inv Trst	**	184,912
	UGI Corp	Common Stock	**	121,246
	Unit Corp	Common Stock	**	73,034
	United Continental Holdings	Common Stock	**	35,362
	United States Steel Corp	Common Stock	**	139,471
	Unum Group	Common Stock	**	229,368
	URS Corp	Common Stock	**	103,464
	US Cellular Corp	Common Stock	**	22,382
	US Dollar	Currency	**	2,622
	UTI Worldwide Inc	Common Stock	**	5,103
	Valero Energy Corp	Common Stock	**	441,461
	Validus Holdings Ltd	Common Stock	**	75,852

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Valley National Bancorp	Common Stock	**	$77,003
	Valspar Corp	Common Stock	**	119,365
	VCA Antech Inc	Common Stock	**	61,699
	Vectren Corporation	Common Stock	**	90,448
	Ventas Inc	Real Estate Inv Trst	**	201,555
	Verisk Analytics Class A	Common Stock	**	28,773
	Vertex Pharmaceuticals Inc	Common Stock	**	29,823
	VF Corp	Common Stock	**	405,987
	Vishay Intertechnology Inc	Common Stock	**	48,079
	Visteon Corp	Common Stock	**	90,391
	Vornado Realty Trust	Real Estate Inv Trst	**	463,543
	Vulcan Materials Co	Common Stock	**	186,283
	WR Grace + Co	Common Stock	**	12,766
	Warner Chilcott PLC Class A	Common Stock	**	8,548
	Washington Federal Inc	Common Stock	**	58,072
	Washington Post Class B	Common Stock	**	68,203
	Waste Connections Inc	Common Stock	**	18,028
	Watson Pharmaceuticals Inc	Common Stock	**	16,593
	Weingarten Realty Investors	Real Estate Inv Trst	**	97,252
	Wendy S/Arby S Group Inc A	Common Stock	**	58,295
	Wesco International Inc	Common Stock	**	45,960
	Westar Energy Inc	Common Stock	**	120,761
	Western Digital Corp	Common Stock	**	264,189
	Westlake Chemical Corp	Common Stock	**	24,064
	Weyerhaeuser Co	Common Stock	**	262,220
	Whirlpool Corp	Common Stock	**	132,575
	White Mountains Insurance Gp	Common Stock	**	115,632
	Williams Sonoma Inc	Common Stock	**	70,032
	Windstream Corp	Common Stock	**	104,768
	Wisconsin Energy Corp	Common Stock	**	300,202
	WMS Industries Inc	Common Stock	**	42,312
	WR Berkley Corp	Common Stock	**	145,195
	Wyndham Worldwide Corp	Common Stock	**	217,182
	Xcel Energy Inc	Common Stock	**	492,103
	Xerox Corp	Common Stock	**	410,091
	Xl Group Plc	Common Stock	**	224,607
	Xylem Inc	Common Stock	**	173,767

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Zimmer Holdings Inc	Common Stock	**	$355,403
	Zions Bancorporation	Common Stock	**	110,639
	FirstEnergy MidCap Value Index Fund Total			72,673,961

		Total Investments		2,362,031,310

*	Notes Receivable from Participants	Loans Receivable with Repayment Interest of 4.25% to 9.75%	**	43,564,592

				$2,405,595,902

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 18, 2012

By	/s/ Christine L. Walker
Christine L. Walker
Chairperson
Savings Plan Committee